Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

May 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Office of Healthcare & Insurance

Re:	Viela Bio, Inc.
Registration Statement on Form S-1
File No. 333-238678
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Viela Bio, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-238678) be accelerated so that the registration statement may become effective at 4:00 p.m., Eastern time, on Wednesday, May 27, 2020, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call John T. Rudy (617-348-3050) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

[Signature page follows]

Very truly yours,

VIELA BIO, INC.

/s/ Zhengbin (Bing) Yao, Ph.D.
Zhengbin (Bing) Yao, Ph.D.
Chairman, President and Chief Executive Officer

cc:	Securities and Exchange Commission
Suzanne Hayes, Assistant Director
Irene Paik

Viela Bio, Inc.
Zhengbin (Bing) Yao, Ph.D.
Mitchell Chan
Jim Kastenmayer, Ph.D., J.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz
John T. Rudy

Ropes & Gray LLP
Patrick O’Brien

KPMG LLP
Brian McDonald